

June 12, 2020

Thomas Lesinski
Chief Executive Officer
National CineMedia, Inc.
6300 S. Syracuse Way, Suite 300
Centennial, Colorado 80111

> **Re: National CineMedia, Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2019**
> **Filed February 20, 2020**
> **File No. 1-33296**

Dear Mr. Lesinski:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 8. Financial statements and Supplementary Data
Notes to Consolidated Financial Statements
1. Basis of Presentation and Summary of Significant Accounting Policies
Concentration of Credit Risk and Significant Customers, page 57

1.   We note that trade accounts receivable at December 31, 2019 represents approximately 38% of revenue for the year, an increase from 34% of revenue at December 31, 2018. Please tell us your standard payment terms and a comparative summary of the aging of accounts receivable at the end of each year.

Exhibit 23.1, page 91

2.   Please revise to file a consent signed by your Independent Registered Certified Public Accounting Firm. Please refer to Item 601(b)(23)(i) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services